Stomp Technique, Inc.
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (8,943)	$ (5,706)
Changes in operating assets and liabilities:		
Change in Deposits	(18,527)	-
Change in Inventory	3,583	-
Net cash used in operating activities	(23,887)	(5,706)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	900	-
Proceeds from shareholder loan	21,171	6,606
Net cash provided by financing activities	22,071	6,606
Net cash increase (decrease) for period	(1,816)	900
Cash at beginning of period	2,400	1,500
Cash at end of year	$ 584	$ 2,400

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -	$ -
Interest	$ -	$ -